SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item

1	Material fact dated September 2, 2014.

MATERIAL FACT

Banco Santander, S.A. (“Banco Santander” or the “Bank”) informs that its Executive Committee has resolved to carry out an issue of contingent perpetual preferred securities convertible into newly issued ordinary shares of the Bank, excluding pre-emptive subscription rights and for a nominal value of up to € 2,500,000,000 (the “Issue”). The Issue will be carried out through an accelerated bookbuilding process and will be targeted only at qualified investors.

Banco Santander will disclose the final terms of the Issue once they have been decided.

Boadilla del Monte (Madrid), September 2, 2014

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IMPORTANT INFORMATION

This material fact does not constitute an offer to sell, or the solicitation of an offer to buy any securities, nor shall there be any sale of such securities in any state of the United States or in another jurisdiction in which such offer, solicitation or sale would not be permitted before registration or qualification under the securities laws of such state or jurisdiction. The securities described above have not been registered under the U.S. Securities Act of 1933, as amended, or any applicable securities laws of any other jurisdiction. Unless so registered, such securities may not be offered or sold in the United States or any other jurisdiction except pursuant to an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, and any applicable securities laws of such other jurisdiction.

This material fact does not constitute an offer document or an offer of transferable securities to the public in the United Kingdom to which section 85 of the Financial Services and Markets Act 2000 (“FSMA”) applies and should not be considered as a recommendation that any person should subscribe for or purchase any of the securities described herein. These securities will not be offered or sold to any person in the United Kingdom except in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom in contravention of section 85(1) of FSMA.

This material fact does not constitute an offer to the public in Italy of financial products, as defined under article 1, paragraph 1, letter (t) of legislative decree no. 58 of 24 February 1998, as amended (the “Financial Services Act”). The preferred securities cannot be offered or sold in the Republic of Italy either on the primary or on the secondary market to any natural persons nor to entities other than qualified investors (investitori qualificati) as defined pursuant to Article 100 of the Financial Services Act and Article 34-ter, paragraph 1, letter b) of Regulation No. 11971 of May 14, 1999, as amended (the “Issuers Regulations”) issued by the Commissione Nazionale per le Società e la Borsa, the Italian securities and financial markets regulator (“CONSOB”) or unless in circumstances which are exempt from the rules on public offers pursuant to Article 100 of the Financial Services Act and the implementing CONSOB regulations, including the Issuers Regulations. This material fact is for informational purposes only and does not constitute and shall not, in any circumstances, constitute a public offering or an invitation to the public in connection with any offer within the meaning of the Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003 on the prospectus to be published when securities are offered to the public or admitted to trading.

No action has been made or will be taken that would permit a public offering of any securities described herein in any jurisdiction in which action for that purpose is required. No offers, sales, resales or delivery of any securities described herein or distribution of any offering material relating to any such securities may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and which will not impose any obligation on the Bank or the joint lead managers of the Issue or any of their respective affiliates. Additionally, the preferred securities will not be offered, distributed or sold in Spain nor to Spanish residents.

This material fact is an announcement and not a prospectus and investors should not subscribe for or purchase any securities referred herein except on the basis of the information in the offering circular.

Restrictions on Sales and Resales to Retail Investors

The preferred securities are complex financial instruments and are not a suitable investment for all investors. In some jurisdictions, regulatory authorities have adopted or published laws, regulations or guidance with respect to the offer or sale of securities such as the preferred securities of the Issue to retail investors. In particular, the UK Financial Conduct Authority (“FCA”) has adopted temporary product intervention rules (the “Temporary FCA Rules”) that prohibit a firm regulated by the FCA selling such securities to a retail client in the EEA (as defined in the rules set out in the Temporary Marketing Restriction (Contingent Convertible Securities) Instrument 2014) or doing anything that would or might result in a retail client in the EEA buying or holding a beneficial interest in such securities (in each case within the meaning of the Temporary FCA Rules), except in the circumstances permitted by the Temporary FCA Rules. The Temporary FCA Rules come into force on 1 October 2014 and are available at http://fshandbook.info/FS/.

Potential investors should inform themselves of and comply with any applicable laws, regulations or regulatory guidance with respect to any resale of the preferred securities of the Issue, including the Temporary FCA Rules.

In addition, by making an offer to buy or buying any of the preferred securities of the Issue from any of the Joint Lead Managers, an investor is deemed to represent to and agree with each of the Joint Lead Managers that it is not a retail client in the EEA and it has not sold and will not sell the preferred securities of the Issue to a retail client in the EEA and has not done and will not do anything (including the distribution of this document) that would or might result in a retail client in the EEA buying or holding a beneficial interest in any preferred securities of the Issue (in each case within the meaning of the Temporary FCA Rules), except in circumstances that do not give rise to a contravention of the Temporary FCA Rules by any of the Joint Lead Managers (or that would not give rise to such a contravention if those rules were already in force) and that it has complied and will comply with all applicable laws, regulations and regulatory guidance relating to sales of securities such as the preferred securities of the Issue and the appropriateness and/or suitability of any investment in the preferred securities of the Issue for any buyer.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: September 2, 2014	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President